Exhibit (a)(5)(3)

Franklin Covey Co. Announces Preliminary Results of Dutch Auction Tender Offer

SALT LAKE CITY, January 13, 2016—Franklin Covey Co. (NYSE: FC) today announced the preliminary results of its previously announced modified Dutch Auction tender offer, which expired at 11:59 p.m. New York City time, on Tuesday, January 12, 2016.

Based on the preliminary count by the depositary for the tender offer, a total of 2,355,207 shares of the Company’s common stock were properly tendered and not properly withdrawn in the tender offer, including 286,126 shares that were tendered through notice of guaranteed delivery.

The tender offer was oversubscribed. In accordance with the terms and conditions of the tender offer, and based on the preliminary count by the depositary, the Company expects to repurchase 1,971,830 shares at $17.75 per share on a pro rata basis, except for tenders of odd lots, which will be accepted in full, for a total cost of approximately $35.0 million, excluding fees and expenses related to the tender offer.  The Company has determined that the preliminary proration factor for the tender offer is approximately 83.6%. The shares expected to be repurchased represent approximately 12.16% of the Company’s common stock outstanding as of November 27, 2015. As a result of the consummation of the tender offer, the Company expects that approximately 14,250,011  shares of common stock will be outstanding immediately following payment for the shares purchased in the tender offer.

The number of shares expected to be purchased in the tender offer and the proration factor referred to above are preliminary and subject to change. The final number of shares to be purchased will be announced following completion of the verification process. Payment for the shares accepted for purchase pursuant to the tender offer, and the return of all other shares tendered and not purchased, will occur promptly thereafter. Any shares validly tendered and not purchased due to proration or conditional tenders will be returned at the Company’s expense promptly to the tendering shareholder.

Shareholders who tendered their shares by delivering a notice of guaranteed delivery prior to the expiration of the tender offer must deliver the related shares and required documents to the depositary within three business days of their execution of the notice of guaranteed delivery.

B. Riley & Co., LLC is acting as the dealer manager for the tender offer and the information agent is Georgeson Inc. The depositary institution is Zions Bank.  For questions of information, please call the information agent toll-free at (800) 213-0473.

Forward-Looking Statements

This press release contains forward-looking statements related to, among other things, the Company’s share repurchase through a Dutch Auction tender offer, and the Company’s anticipated number of outstanding shares of common stock. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from those contemplated in the forward-looking statements. Such risks and uncertainties include, but are not limited to, the Company may decide, for any number of reasons, not to pursue the tender offer, the conditions to any such tender offer may not be satisfied, market conditions and the price of the Company’s stock may not be favorable, general economic conditions, the Company’s cash needs, shareholders may not tender shares in response to the offer in sufficient numbers to make the tender offer advisable and other risks and uncertainties outlined in the Company’s documents filed with the SEC, including the Company’s most recent annual report on Form 10-K for the fiscal year ended August 31, 2015 as filed with the SEC. All forward-looking statements and other information in this press release are based upon information available as of the date of this press release. Such information may change or become invalid after the date of this press release, and, by making these forward-looking statements, the Company undertakes no obligation to update these statements after the date of this press release, except as required by law.

About Franklin Covey Co.

Franklin Covey Co. (NYSE:FC) (www.franklincovey.com), is a global provider of training and consulting services in the areas of leadership, productivity, strategy execution, customer loyalty, trust, sales performance, government, education and individual effectiveness. Over its history, Franklin Covey has worked with 90 percent of the Fortune 100, more than 75 percent of the Fortune 500, and thousands of small and mid-sized businesses, as well as numerous government entities and educational institutions. Franklin Covey has more than 40 direct and licensee offices providing professional services in over 150 countries.

Investor Contact: Franklin Covey Steve Young 801-817-1776 Investor.relations@franklincovey.com	Media Contact: Franklin Covey Debra Lund 801-817-6440 Debra.lund@franklincovey.com